Exhibit 99.1

Similarweb Ltd.
33 Yitzhak Rabin Rd.
Givatayim, 5348303, Israel

SUPPLEMENT TO PROXY STATEMENT FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS

Dated November 3, 2026

This supplement (this “Supplement”) supplements the proxy statement of Similarweb Ltd. (the “Company,” “we” or “our”), dated October 8, 2026 (the “Proxy Statement”), furnished in connection with the solicitation of proxies on behalf of the Company’s Board of Directors (the “Board”) for use at the Company’s Special General Meeting of Shareholders, to be held on November 16, 2026 (the “Meeting”). This Supplement should be read in conjunction with the Proxy Statement. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement. Except as specifically supplemented by the information contained herein, all information set forth in the Proxy Statement remains unchanged.

Supplemental Disclosure Regarding Compensation Peer Group (Proposal 1)

In order to enhance the transparency of the basis upon which the proposed compensation terms of Michael Akkerman, the Company’s new Chief Executive Officer, were determined, the Company is providing additional information regarding the peer group used by Aon in benchmarking such compensation terms. The following disclosure supplements the subsection captioned “Proposal 1 – Approval of Compensation Terms for the Company’s New Chief Executive Officer – Background” of the Proxy Statement by adding the following paragraphs immediately after the sentence reading “Based on Aon’s benchmarking against a comparable peer group of publicly traded technology companies, the proposed compensation terms fall within approximately the 25th to 50th percentile of such peer group.”:

Compensation Peer Group. The Company’s compensation peer group of 19 companies (the “Peer Group”) was originally developed in January 2025 and approved by the Company’s independent Compensation Committee. Peer companies were selected based on industry (software), geography (United States and Israel), revenues (between $100 million and $750 million) and market capitalization (between $300 million and $4 billion), based on the Company’s financial position at that time (a market capitalization of approximately $1.2 billion and revenues of approximately $241 million).

CEO Benchmarking. For purposes of benchmarking Mr. Akkerman’s compensation terms, Aon focused on the subset of the Peer Group with non-founder chief executive officers, representing approximately 60% of the Peer Group (the “CEO Benchmark Peers”), consisting of 11 companies. At the time the benchmarking was conducted, the revenues of the CEO Benchmark Peers ranged from approximately $150 million to $900 million, and their median market capitalization was approximately $615 million, reflecting a reasonable range relative to the Company’s revenues and valuation at the time Mr. Akkerman’s compensation terms were determined.

Positioning Relative to Peers. Mr. Akkerman’s cash compensation terms are positioned at approximately the 25th to 50th percentile of the CEO Benchmark Peers, and his sign-on equity allocation (with the on-target grant representing approximately 1.25% of the Company’s capitalization on a fully diluted basis as of the date of his employment agreement) is positioned at approximately the 25th percentile of peer grants to newly hired chief executive officers.

Compensation Policy Compliance

In addition to the supplemental disclosure regarding the compensation peer group provided above, this supplement clarifies the limit on equity grants for a newly-recruited CEO under the Company’s Compensation Policy by replacing the first bullet point under the caption “Compensation Policy Compliance” with the following which utilizes the language of the Compensation Policy itself:

The Compensation Policy provides that the initial equity-based compensation for a newly recruited CEO shall not exceed the higher of four times 500% of his or her annual base salary or 0.5% of the Company’s fair market value at the time of approval of the grant by the Board (i.e., the higher of $11,000,000 or approximately $14,700,000, respectively). The proposed on-target equity grant of approximately $10,000,000 (with full overachievement of $14,500,000) is within these limits.

No Effect on the Proposal or Proxies Previously Submitted

This Supplement does not change the proposal to be acted upon at the Meeting, nor the date of the Meeting or its record date, as described in the Proxy Statement, and does not affect the validity of any proxy previously submitted. If you have already voted, you do not need to take any action, and your vote will be counted at the Meeting unless properly revoked or changed. Shareholders who have not yet voted are encouraged to do so in the manner described in the Proxy Statement.

The Board continues to unanimously recommend that shareholders vote “FOR” Proposal 1.